UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

American Equity Investment Life Holding Company
(Name of Issuer)

Common stock, par value $1.00
(Title of Class of Securities)

025676206
(CUSIP Number)

Anna Knapman-Scott
Wellesley House South, 2nd Floor
90 Pitts Bay Road
Pembroke HM08
Bermuda
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,886,163(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,886,163(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,886,163

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.84%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) This amount consists of common shares of the Issuer directly held by North End RE (Cayman) SPC, for which the reporting person may be deemed an indirect beneficial owner.

(2) Percentage ownership is based on an aggregate number of 94,316,132 shares of Common Stock of the Issuer outstanding as of April 12, 2022, as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 28, 2022 (the “2022 Annual Proxy Statement”).

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
BAM RE PARTNERS TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,886,163(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,886,163(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,886,163(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.84%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) This amount consists of common shares of the Issuer directly held by North End RE (Cayman) SPC, for which the reporting person may be deemed an indirect beneficial owner.

(2) Percentage ownership is based on an aggregate number of 94,316,132 shares of Common Stock of the Issuer outstanding as of April 12, 2022, as set forth in the 2022 Annual Proxy Statement.

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
BAM RE HOLDINGS LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,886,163(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,886,163(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,886,163(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.84%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) This amount consists of common shares of the Issuer directly held by North End RE (Cayman) SPC, for which the reporting person may be deemed a direct beneficial owner.

(2) Percentage ownership is based on an aggregate number of 94,316,132 shares of Common Stock of the Issuer outstanding as of April 12, 2022, as set forth in the 2022 Annual Proxy Statement.

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
NORTH END RE (CAYMAN) SPC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,886,163

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,886,163

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,886,163

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.84%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Percentage ownership is based on an aggregate number of 94,316,132 shares of Common Stock of the Issuer outstanding as of April 12, 2022, as set forth in the 2022 Annual Proxy Statement.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends the statement on Schedule 13D jointly filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on June 28, 2021 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D jointly filed by the Reporting Persons with the Commission on January 7, 2022 (“Amendment No. 1”) (as amended and supplemented, collectively, the “Amended Schedule 13D”), with respect to beneficial ownership of the shares of common stock, par value $1.00 per share (the “Common Stock”), of American Equity Investment Life Holding Company, a corporation organized under the laws of Iowa (the “Issuer”), with principal executive offices at 6000 Westown Parkway, West Des Moines, Iowa 50266.

This Amendment No. 2 amends the Original Schedule 13D, as amended and supplemented by Amendment No. 1, on behalf of the Reporting Persons to furnish the information set forth herein.  Except as set forth below, all Items of the Amended Schedule 13D remain unchanged.  Capitalized terms used but not otherwise defined herein shall have the same meanings as set forth in the Original Schedule 13D.

Item 4.	Purpose of Transaction:

Item 4 of the Amended Schedule 13D is hereby supplemented as follows:

As reported in the 2022 Annual Proxy Statement, the aggregate number of shares of Common Stock of the Issuer outstanding as of April 12, 2022 was 94,316,132, which is a decrease from the 99,288,517 outstanding shares of Common Stock of the Issuer that were outstanding on the date Amendment No. 1 was filed.  As a result of such decrease in the aggregate number of outstanding shares of Common Stock of the Issuer, the aggregate percentage of outstanding shares of Common Stock of the Issuer that the Reporting Persons may be deemed to beneficially own increased by an amount equal to approximately one percentage point of the outstanding shares of Common Stock of the Issuer.  This Amendment No. 2 is being filed solely to reflect such increase.

Item 5.	Interest in Securities of the Issuer:

Item 5 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

(a)-(b)
The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons to which this Schedule 13D relates is 15,886,163 shares, constituting approximately 16.84% of the Issuer’s outstanding Common Stock.  The percentage of Common Stock of the Issuer is based on an aggregate number of 94,316,132 shares of Common Stock of the Issuer outstanding as of April 12, 2022, as set forth in the 2022 Annual Proxy Statement.

(i)	Brookfield Asset Management Reinsurance Partners Ltd. (“BAM Re”)

(A)	As of April 12, 2022, BAM Re may be deemed to be the beneficial owner of 15,886,163 shares of Common Stock, constituting approximately 16.84% of the Issuer’s outstanding Common Stock.

(B)	Sole voting power to vote or direct vote: 0 shares
Shared voting power to vote or direct vote:  15,886,163 shares
Sole power to dispose or direct the disposition:  0 shares
Shared power to dispose or direct the disposition:  15,886,163 shares

(ii)	BAM Re Partners Trust

(A)	As of April 12, 2022, BAM Re Partners Trust may be deemed to be the beneficial owner of 15,886,163 shares of Common Stock, constituting approximately 16.84% of the Issuer’s outstanding Common Stock.

(B)	Sole voting power to vote or direct vote: 0 shares
Shared voting power to vote or direct vote:  15,886,163 shares
Sole power to dispose or direct the disposition:  0 shares
Shared power to dispose or direct the disposition:  15,886,163 shares

(iii)	BAM Re Holdings Ltd. (“BRHL”)

(A)	As of April 12, 2022, BRHL may be deemed to be the beneficial owner of 15,886,163 shares of Common Stock, constituting approximately 16.84% of the Issuer’s outstanding Common Stock.

(B)	Sole voting power to vote or direct vote: 0 shares
Shared voting power to vote or direct vote:  15,886,163 shares
Sole power to dispose or direct the disposition:  0 shares
Shared power to dispose or direct the disposition:  15,886,163 shares

(iv)	North End Re (Cayman) SPC (“NER SPC”)

(A)	As of April 12, 2022, NER SPC may be deemed to be the beneficial owner of 15,886,163 shares of Common Stock, constituting approximately 16.84% of the Issuer’s outstanding Common Stock.

(B)	Sole voting power to vote or direct vote: 0 shares
Shared voting power to vote or direct vote:  15,886,163 shares
Sole power to dispose or direct the disposition:  0 shares
Shared power to dispose or direct the disposition:  15,886,163 shares

(c)
Other than as described in Item 3 of this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the Scheduled Persons, has effected any transaction in shares of Common Stock during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 7.	Material to Be Filed as Exhibits:

	Exhibit 99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2022

BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.

By:	/s/ Anna Knapman-Scott
	Name:	Anna Knapman-Scott
	Title:	Corporate Secretary

BAM RE TRUSTEE LTD.,
for and on behalf of
BAM RE PARTNERS TRUST

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Vice President

BAM RE HOLDINGS LTD.

By:	/s/ Anna Knapman-Scott
	Name:	Anna Knapman-Scott
	Title:	Secretary

NORTH END RE (CAYMAN) SPC

By:	/s/ Gregory McConnie
	Name:	Gregory McConnie
	Title:	Director and Chief Executive Officer